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Exhibit 21.1

Subsidiaries of Iggys House, Inc.

Subsidiary	State of Incorporation
BuySide Realty, Inc.	Illinois
BuySide Realty, Inc.	California
BuySide Mortgage Corp.	Delaware
Iggyshouse.com, Inc.	Delaware
Iggys House Realty, Inc.	Illinois
Iggys House Realty, Inc.	California
Iggy's Advantage, Inc.	Illinois
Iggys Store, Inc.	Illinois
Loan Concepts, Inc.	California

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Subsidiaries of Iggys House, Inc.